UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

SEANERGY MARITIME HOLDINGS CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class E Warrants to Purchase Common Stock
(Title of Class of Securities)

Y73760194
(CUSIP Number of Common Stock Underlying Warrants)

Seanergy Maritime Holdings Corp.
154 Vouliagmenis Avenue
166 74 Glyfada, Greece
+30 213 0181507
(Name, address and telephone number of person authored to receive notices and communications on behalf of Filing Persons)

With a copy to:

Will Vogel, Esq.
Watson Farley & Williams LLP
250 West 55th Street
New York, New York 10019

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before commencement of a tender offer.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company” or “Seanergy”), to purchase for cash all outstanding Class E Common Share Purchase Warrants (the “Warrants”) to purchase one common share, par value $0.0001, at a purchase price of $0.20 per Warrant.

Certain Information Regarding the Tender Offer
The information in this document describing Seanergy’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Seanergy’s securities in the tender offer. The tender offer will be made only pursuant to the Offer to Purchase and the related materials that Seanergy will distribute to its warrantholders, as they may be amended or supplemented. Warrantholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the tender offer. Warrantholders of Seanergy may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Seanergy will file with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Warrantholders who would like to obtain a copy of these documents, without charge, or who have any questions, may direct their inquiries to Morrow Sodali LLC, the information agent for the tender offer, toll free at 800-662-5200. Warrantholders are urged to carefully read all of these materials prior to making any decision with respect to the tender offer.

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Exhibit Index

Exhibit	Description
99.1	Press Release, dated November 29, 2022